UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

(Exact name of registrant as specified in its charter)

Republic of Singapore	Not Applicable

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

60 Woodlands Industrial Park D, Street 2, Singapore	738406

(Address of principal executive office)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
Securities Act registration statement file number to which this form relates:            (if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None
Securities to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares *

(Title of Class)

*	American Depositary Shares representing the Ordinary Shares have been registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 and accordingly are exempt from registration under Section 12(g) of the Securities and Exchange Act of 1934, as amended, pursuant to rule 12g3-2(c) thereunder.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
DESCRIPTION OF ORDINARY SHARES
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Explanatory Note
     Effective January 30, 2006, the Companies Act, Chapter 50 of Singapore, or the Companies Act, was amended pursuant to the Companies (Amendment) Act 2005, or the Companies Amendment Act, to, among other things, abolish the concepts of “par value” and “authorized share capital.” Until January 30, 2006, the ordinary shares of Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, had a par value of S$0.26. As a result of the Companies Amendment Act, effective January 30, 2006, all of Chartered Semiconductor Manufacturing Ltd.’s ordinary shares, presently outstanding or to be issued in the future, shall have no par or nominal value and any provision in Chartered Semiconductor Manufacturing Ltd.’s Memorandum and Articles of Association that states the amount of its authorized share capital or par value is no longer effective.
     Chartered Semiconductor Manufacturing Ltd. amends and restates in its entirety its Registration Statement on Form 8-A filed with the Securities and Exchange Commission, or the Commission, on October 26, 1999, or the Original Form 8-A.
Item 1. Description of Registrant’s Securities to be Registered.
     In this document, all references to “our company,” “we,” “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore. When we refer to “S$” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “US$” in this document, we are referring to United States dollars, the legal currency of the United States.
     Descriptions of our ordinary shares and American Depositary Shares registered under the Original Form 8-A are contained in the “Description of Ordinary Shares” below, in the section entitled “Description of American Depositary Shares” in the prospectus included in our Registration Statement on Form F-1 (Registration No. 333-88397), as amended, originally filed with the Commission on October 4, 1999 under the Securities Act of 1933, as amended, and in the section entitled “Item 10. Additional Information – E. Taxation” in our Annual Report on Form 20-F (File No. 000-27811), filed with the Commission on March 1, 2006 under the Securities Exchange Act of 1934, as amended, in each case, including any amendment or report filed with the Commission pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, for the purpose of updating such description or the exhibits filed herewith. Such descriptions are incorporated herein by reference.
DESCRIPTION OF ORDINARY SHARES
     Set forth below is a description of our ordinary capital and a brief summary of the basic rights and privileges of our ordinary shareholders conferred by our Articles of Association and the laws of the Republic of Singapore. This description is only a summary and is qualified by reference to the laws of the Republic of Singapore and our Articles of Association, as amended.
Ordinary Shares
     We have two classes of shares – ordinary shares and convertible redeemable preference shares. As of December 31, 2005, there were 2,513,383,969 ordinary shares and 30,000 preference shares issued and allotted by our company.
     Until January 30, 2006, our company’s ordinary shares had a par value of S$0.26 and each preference share had a par value of US$0.01 each. The Companies Amendment Act, which came into effect on January 30, 2006, abolished the concept of “par value” and “authorized capital.” As such, as of January 30, 2006, the shares of our company have no par or nominal value. All of our ordinary shares are in registered form. We may, subject to the provisions of the Companies Act and the rules of the Singapore Exchange Securities Trading Limited, purchase our own ordinary shares. However, we may not, except in circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares.
New ordinary shares
     New ordinary shares may only be issued with the prior approval in a general meeting of shareholders of our ordinary shares, or ordinary shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted or the date by which such annual general meeting is required to be held, whichever is earlier. Our ordinary shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit, provided that new ordinary shares may not be issued to transfer a controlling interest in our company without the prior approval in general meeting of our shareholders. Our ordinary shareholders are not entitled to pre-emptive rights under our Articles of Association.
     Our Directors may make calls upon our shareholders in respect of any moneys unpaid on their shares but subject to the terms of issue of such shares. This call right does not apply to our currently outstanding ordinary shares, all of which are fully paid.
Ordinary Shareholders
     Only persons who are registered in our register of ordinary shareholders and, in cases in which the person so registered is The Central Depository (Pte) Limited, or the CDP, the persons named as the depositors in the depository register maintained by the CDP for our ordinary shares, are recognized as our ordinary shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of ordinary shareholders for any time or times if we provide the Accounting and Corporate Regulatory Authority of Singapore at least 14 days’ notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine ordinary shareholders’ entitlement to receive dividends and other distributions for no more than 10 days a year.
Transfer of ordinary shares
     There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our Board of Directors may only decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.

General meetings of shareholders
     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all ordinary shareholders request in writing that such a meeting be held. In addition, two or more ordinary shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.
Voting rights
     An ordinary shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the book-entry clearance system maintained by CDP is entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. Except as otherwise provided under our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and fully paid up ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every ordinary shareholder present in person and each proxy shall have one vote, and on a poll, every ordinary shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any ordinary shareholder present in person or by proxy and entitled to vote.
Dividends
     We may, by ordinary resolution of our ordinary shareholders, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits. Our Board of Directors may also declare interim dividends without seeking shareholder approval. All dividends are paid pro rata among the ordinary shareholders in proportion to the amount paid up on each ordinary shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary share provide otherwise. Unless otherwise directed, dividends are paid by cheque or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to CDP of any dividend payable to an ordinary shareholder whose name is entered in the depository register shall, to the extent of payment made to CDP, discharge us from any liability to that shareholder in respect of that payment.
Bonus and rights issue
     Our Board of Directors may, with the approval of our ordinary shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve account) and distribute the same as bonus shares credited as paid up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to ordinary shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of any stock exchanges on which we are listed.
Liquidation or other return of capital
     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in the distribution of any surplus assets (including after paying the preference share liquidation preference) in proportion to their shareholdings.
Limitations on rights to hold or vote shares
     Except as described in “— Voting rights” above, there are no limitations imposed under our Articles of Association on the rights of ordinary shareholders who are non-resident in Singapore to hold or exercise voting rights attached to ordinary shares.
Provisions discriminating against any existing or prospective holder of shares
     There are no provisions under our Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.
Take-overs
     The Singapore Code on Take-overs and Mergers, or the Take-Over Code, regulates the acquisition of, among others, ordinary shares of public companies and contains certain provisions that may delay, deter or prevent a future take-over or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-Over Code.
     “Parties acting in concert” comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows: a company and its related and associated companies and companies whose associated companies include any of these companies; a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts); a company and its pension funds and employee share schemes; a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis; a financial or other professional adviser and its client in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital; directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent; partners; and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.

     Subject to certain exceptions, a take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.
     Under the Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer.
Indemnity
     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. We may not indemnify our Directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our company.
Substantial shareholdings
     The Companies Act and the Securities and Futures Act, Chapter 289 of Singapore require the substantial shareholders of our company to give notice to our company and the Singapore Exchange, including particulars of their interest and the circumstances by reason of which they have such interest, within two business days of their becoming substantial shareholders of our company and of any change in the percentage level of their interest.
     Under the Companies Act, a person has a substantial shareholding in our company if he has an interest (or interests) in one or more voting shares in our company and the total votes attached to that share, or those shares, is not less than 5% of the total votes attached to all the voting shares in our company.
     “Percentage level,” in relation to a substantial shareholder, means the percentage figure ascertained by expressing the total votes attached to our voting shares in which the substantial shareholder has an interest or interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the total votes attached to all the voting shares in our company, and, if it is not a whole number, rounding that figure down to the next whole number.
Minority rights
     The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:
•	if the affairs of our company are being conducted or the powers of our Board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

•	if our company takes an action, or threatens to take an action, or our shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.
     Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:
•	direct or prohibit any act or cancel or vary any transaction or resolution;

•	regulate the conduct of our affairs in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, our company by a person or persons and on such terms as the courts may direct;

•	provide for the purchase of a minority shareholder’s shares by the other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

•	provide that the Memorandum or Articles of Association be amended; or provide that our company be wound up.
Item 2. Exhibits.
     The documents listed below are filed as exhibits to this Registration Statement:
     Exhibit No.
3	Memorandum and Articles of Association of our company. (Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Commission on October 4, 1999. The Memorandum and Articles of Association were first amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on June 29, 2001, and were as set forth in the proxy statement for our company’s annual general meeting in May 2001 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on April 18, 2001. The Memorandum and Articles of Association were further amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on August 18, 2005, and were set forth in the proxy statement for our extraordinary general meeting in August 2005 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on July 25, 2005. All such exhibits are incorporated herein by reference.)

4.1	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on November 23, 1999, which exhibit is incorporated herein by reference.)

4.2	Specimen certificate for our ordinary shares. (Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Commission on October 25, 1999, which exhibit is incorporated herein by reference.)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 1, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
Exhibit No.
3	Memorandum and Articles of Association of our company. (Filed as an exhibit to our company’s Registration Statement on Form F-1 (Registration No. 333-88397), as filed with the Commission on October 4, 1999. The Memorandum and Articles of Association were first amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on June 29, 2001, and were as set forth in the proxy statement for our company’s annual general meeting in May 2001 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on April 18, 2001. The Memorandum and Articles of Association were further amended by shareholders resolutions which were filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on August 18, 2005, and were set forth in the proxy statement for our extraordinary general meeting in August 2005 which was filed as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on July 25, 2005. All such exhibits are incorporated herein by reference.)
4.1	Deposit Agreement dated November 4, 1999 by and among the company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt). (Submitted as an exhibit to our company’s Current Report on Form 6-K (File No. 000-27811), as submitted with the Commission on November 23, 1999, which exhibit is incorporated herein by reference.)
4.2	Specimen certificate for our ordinary shares. (Filed as an exhibit to our company’s Amended Registration Statement on Form F-1/A, as filed with the Commission on October 25, 1999, which exhibit is incorporated herein by reference.)